This is the form of a material change report required under Section 85(1) of the Securities Act.

FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.	Reporting Issuer

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 6, 2004

Item 3.	Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is October 6, 2004.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces the acquisition of two new properties one in Peru and one in Argentina, the entry into an investor relations agreement and the granting of 400,000 stock options at $3.25 for two years.

Item 5.	Full Description of Material Change

Cardero Resource Corp. (the “Company” or “Cardero”) announces that it has entered into agreements to acquire two new properties, one in Peru and one in Argentina.

Katanga Property, Peru

Cardero has entered into an option agreement with a private Peruvian company to acquire the Katanga property, which is located approximately 200 km south of the city of Cusco, in the province of Livitaca, Peru.

The Katanga property covers approximately 9,500 hectares and contains extensive surface exposures of high-grade magnetite mineralization. The geological setting and nature of the mineralization suggest a potential for large tonnages of high-grade magnetite (iron ore) and high-grade copper skarn deposits.  Within a 100 km radius there are four copper deposits including BHP’s Tintaga copper mine and Xtrata’s newly acquired Las Bambas copper project.

The terms of the option agreement to acquire a 100% interest in the Katanga property require the payment of US$261,000 on or before execution of the agreement (paid) and additional payments aggregating US$240,000 (payable as to the sum of US$10,000 on or before November 1, 2004 and the balance in monthly instalments of US$10,000 until an aggregate US$240,000 has been received by the private Peruvian company).  In addition, the Company is required to take over the obligations of the private Peruvian company under the underlying option agreement with the landowner, which require aggregate payments of US$1,900,000 over 5 years, with an initial payment of US $50,000 in year 1 and a subsequent payment of US $100,000 in year two, and payment of all required taxes in order to keep the property in good standing.  There are no work commitments.

Organullo Property, Argentina

Cardero also announces the finalization of an agreement to acquire a 100% interest the Organullo property from a private vendor.  The Organullo property is located approximately 100 km to the northwest of Jujuy in the capital city of the Province of Salta in northwestern Argentina.  The purchase price for the 100% interest is the issuance of 70,000 common shares upon TSX Venture Exchange acceptance.

The total area of the Organullo property is approximately 5,000 hectares, and displays areas of anomalous copper, lead, molybdenum, gold and bismuth.  An intrusive body that is elongated in a north – south direction is located in the northern sector covering an area of 4 km by 1 km.  A report on the property completed in 1994 concluded that a zone of alteration extends semi-continuously for about 4000 m (N-S) and between 200 m and 1000 m (E-W) and consists of colour anomalies which present areas of argillic alteration, fracturing, brecciation, silicification, quartz veining and locally intense pyritization.  The old Julio Verne mine located near the south end of the alteration zone consists of narrow quartz veins containing pyrite, chalcopyrite, arsenopyrite and bismuthenite.  Extensive rock chip sampling of the areas of alteration have delineated widespread areas of anomalous indicator metals as well as larger areas with anomalous gold and silver values.  Sampling of veins in the Julio Verne area reportedly returned an average gold grade of 7.03 grams per tonne.

Investor Relations Agreement

Cardero announces that it has retained the private Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct institutionally-oriented investor relations programs on behalf of the Company.  Founded in 1979 and headed by Mr. Michael Baybak, MBC is a long-term public relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and other investor audiences.  Mr Baybak graduated from Columbia University and attended Yale Law School.  Before entering the financial relations field in 1977, he was a business writer for a number of organizations, including McGraw-Hill and The Christian Science Monitor.

The Company will pay MBC a monthly fee of US$6,000 during the term of the agreement, plus expenses, and has granted MBC options to purchase up to 300,000 common shares at a price of $3.25, expiring September 30, 2006, under the Company’s Incentive Stock Option Plan.  The options are subject to vesting provisions whereby 25% will vest after three months, an additional 25% after six months, an additional 25% after nine months and the balance after 12 months.  The agreement is for an initial 12 month term, and may be terminated at any time after the first six months on thirty days’ notice.  The agreement may be renewed by mutual agreement following the initial term.

Incentive Stock Options

Cardero announces that it has, pursuant to its Incentive Stock Option Plan, granted options to certain consultants of the Company to purchase an aggregate of 100,000 common shares of the Company.  The options are exercisable on or before October 6, 2006 at a price of $3.25 per share.

All of the foregoing transactions are subject to acceptance for filing on behalf of the Company by the TSX Venture Exchange.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 408-7499

Item 9.	Statement of Senior Officer

The undersigned, Corporate Secretary of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. this 11th day of October, 2004.

"Marla K. Ritchie” (signed)

Marla K. Ritchie